Exhibit 99.1

COVID-19
vial contains 5 doses of
use. Contains no
Emergency Use
USE.
after dilution when
25°C (35 to 77°F).
and time.

BioNTech SE

Quarterly Report for the Three Months Ended March 31, 2021

Exhibit 99.1

BioNTech SE

Quarterly Report for the Three Months Ended March 31, 2021

Index

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position	3

Interim Condensed Consolidated Statements of Profit or Loss	4

Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)	5

Interim Condensed Consolidated Statements of Changes in Stockholder’s Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7

Selected Explanatory Notes to the Interim Condensed Consolidated Financial Statements	8

Operating and Financial Review and Prospects

Operating Results	18

Liquidity and Capital Resources	32

Risk Factors	36

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position

		March 31,	December 31,
(in millions)		2021	2020
Assets	Note	(unaudited)
Non-current assets
Intangible assets		€165.2	€163.5
Property, plant and equipment		242.4	227.0
Right-of-use assets		118.4	99.0
Other assets		1.0	1.0
Deferred tax assets	7	141.7	161.2
Total non-current assets		€668.7	€651.7
Current assets
Inventories		146.9	64.1
Trade and other receivables	8	2,395.1	165.5
Other financial assets	8	0.5	137.2
Other assets		69.6	61.0
Income tax assets		0.9	0.9
Deferred expenses		31.5	28.0
Cash and cash equivalents		891.5	1,210.2
Total current assets		€3,536.0	€1,666.9
Total assets		€4,204.7	€2,318.6

Equity and liabilities
Equity
Share capital		246.3	246.3
Capital reserve		1,514.5	1,514.5
Treasury shares		(4.8)	(4.8)
Retained earnings / (Accumulated losses)		718.5	(409.6)
Other reserves	9	45.1	25.4
Total equity		€2,519.6	€1,371.8
Non-current liabilities
Interest-bearing loans and borrowings	8	236.6	231.0
Other financial liabilities	7	73.0	31.5
Provisions		5.6	5.5
Contract liabilities		57.8	71.9
Other liabilities		1.0	0.6
Deferred tax liabilities		-	0.3
Total non-current liabilities		€374.0	€340.8
Current liabilities
Interest-bearing loans and borrowings	8	18.0	9.1
Trade payables	8	106.2	102.3
Other financial liabilities	8	329.2	74.1
Government grants	5	3.2	92.0
Tax provisions	7	494.9	-
Other provisions		0.9	0.9
Contract liabilities		295.2	299.6
Other liabilities		63.5	28.0
Total current liabilities		€1,311.1	€606.0
Total liabilities		€1,685.1	€946.8
Total equity and liabilities		€4,204.7	€2,318.6

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Profit or Loss

		Three months ended March 31,
		2021	2020
(in millions, except per share data)	Note	(unaudited)	(unaudited)
Revenues
Research & development revenues	3	€20.9	€21.2
Commercial revenues	3	2,027.5	6.5
Total revenues		2,048.4	27.7

Cost of sales	4	(233.1)	(5.9)
Research and development expenses	4	(216.2)	(65.1)
Sales and marketing expenses		(8.7)	(0.5)
General and administrative expenses		(38.9)	(15.8)
Other operating expenses*		(0.6)	(0.1)
Other operating income*	5	111.3	0.4
Operating income / (loss)		€1,662.2	€(59.3)

Finance income**	6	24.8	6.4
Finance expenses**	6	(44.0)	(0.1)
Interest expenses related to lease liabilities		(0.7)	(0.4)
Profit / (loss) before tax		€1,642.3	€(53.4)

Income taxes	7	(514.2)	-
Profit / (Loss) for the period		€1,128.1	€(53.4)

Earnings per share
Basic profit / (loss) for the period per share		€4.64	€(0.24)
Diluted profit / (loss) for the period per share		€4.39	€(0.24)

* Foreign exchange differences related to operating activities on a cumulative basis are either shown as other operating income or expenses and might switch between those two positions during the year-to-date reporting periods.

** Foreign exchange differences not related to operating activities on a cumulative basis are either shown as finance income or expenses and might switch between those two positions during the year-to-date reporting periods.

The accompanying notes form an integral part of these interim consolidated financial statements.

Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)

		Three months ended March 31,
		2021	2020
(in millions)	Note	(unaudited)	(unaudited)
Profit / (Loss) for the period		€1,128.1	€(53.4)

Other comprehensive income / (loss)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		4.5	(0.1)
Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		4.5	(0.1)

Other comprehensive income / (loss) for the period, net of tax		4.5	(0.1)

Comprehensive income / (loss) for the period, net of tax		€1,132.6	€(53.5)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity

(in millions)	Note	Share capital	Capital reserve	Treasury shares	Retained earnings / (Accumulated losses)	Other reserves	Total equity
As of January 1, 2020		€232.3	€686.7	€(5.5)	€(424.8)	€4.8	€493.5
Loss for the period		-	-	-	(53.4)	-	(53.4)
Other comprehensive loss		-	-	-	-	(0.1)	(0.1)
Total comprehensive income		-	-	-	€(53.4)	€(0.1)	€(53.5)
Share-based payments	8	-	-	-	-	8.2	8.2
As of March 31, 2020		€232.3	€686.7	€(5.5)	€(478.2)	€12.8	€448.1

As of January 1, 2021		€246.3	€1,514.5	€(4.8)	€(409.6)	€25.4	€1,371.8
Profit for the period		-	-	-	1,128.1	-	1,128.1
Other comprehensive income		-	-	-	-	4.5	4.5
Total comprehensive income		-	-	-	€1,128.1	€4.5	€1,132.6
Share-based payments	8	-	-	-	-	15.2	15.2
As of March 31, 2021		€246.3	€1,514.5	€(4.8)	€718.5	€45.1	€2,519.6

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2021	2020
(in millions)	(unaudited)	(unaudited)

Operating activities
Profit / (Loss) for the period	€1,128.1	€(53.4)
Income taxes	€514.2	-
Profit / (loss) before tax	€1,642.3	€(53.4)
Adjustments to reconcile profit / (loss) before tax to net cash flows:
Depreciation and amortization of property, plant, equipment and intangible assets	13.0	8.6
Share-based payment expense	17.3	8.4
Net foreign exchange differences	(31.2)	(0.3)
Gain on disposal of property, plant and equipment	0.2	0.1
Finance income	(0.3)	(0.4)
Interest on lease liability	0.7	0.4
Finance expense	44.0	0.1
Movements in government grants	(67.9)	-
Working capital adjustments:
Increase in trade and other receivables, contract assets and other assets	(2,100.5)	(2.1)
Decrease / (Increase) in inventories	(82.8)	2.2
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities and provisions	255.5	(17.9)
Interest received	0.3	0.3
Interest paid	(1.8)	(0.5)
Income tax paid	(0.1)	(0.2)
Net cash flows used in operating activities	€(311.3)	€(54.7)

Investing activities
Purchase of property, plant and equipment	(21.7)	(6.3)
Proceeds from sale of property, plant and equipment	0.9	-
Purchase of intangibles assets and right-of-use assets	(7.5)	(2.1)
Acquisition of subsidiaries and businesses, net of cash acquired	-	(6.5)
Net cash flows used in investing activities	€(28.3)	€(14.9)

Financing activities
Proceeds from loans and borrowings	-	2.9
Repayment of loans and borrowings	(0.7)	-
Payments related to lease liabilities	(3.8)	(0.9)
Net cash flows from/(used in) financing activities	€(4.5)	€2.0

Net decrease in cash and cash equivalents	(344.1)	(67.6)
Change in cash and cash equivalents resulting from exchange rate differences	25.4	0.1
Cash and cash equivalents at January 1	1,210.2	519.1
Cash and cash equivalents at March 31	€891.5	€451.6

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Selected Explanatory Notes to the Interim Condensed Consolidated Financial Statements

1	Corporate Information

BioNTech SE is a limited company incorporated and domiciled in Germany. The registered office is located in Mainz, Germany (An der Goldgrube 12, 55131 Mainz). The accompanying unaudited interim condensed consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries and have been prepared on a going concern basis in accordance with the International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. References to the “Company”, “BioNTech”, “Group”, “we”, “us” and “our” refer to BioNTech SE and its consolidated subsidiaries.

We combine decades of groundbreaking research in immunology, a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. We leverage powerful new therapeutic mechanisms and exploit a diverse array of biological targets to harness the power of each patient’s immune system to address the unique molecular signature of each patient’s underlying disease. Our broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. The breadth of our immunotherapy technologies and expertise enables us to develop potential therapies to address a range of rare and infectious diseases, and we rapidly mobilized these to address the COVID-19 pandemic with our COVID-19 vaccine, referred to as COMIRNATY® in the European Union and certain other locations where we have received marketing approval.

During the three months ended March 31, 2021, a new entity BioNTech Turkey Tıbbi Ürünler Ve Klinik Araştirma Ticaret Anonim Şirketi, which translates into English as BioNTech Turkey Pharmaceutical Products and Clinical Trials Trading JSC, Istanbul, Turkey, was founded in Turkey and is a wholly owned consolidated subsidiary of BioNTech SE.

Our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2021 were authorized for issuance in accordance with a resolution of the audit committee on May 10, 2021.

2	Basis of Preparation, Significant Accounting Policies and further Accounting Topics

Basis of Preparation and Principles of Consolidation

The accompanying unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements and accompanying notes included in our Annual Report on Form 20-F as of and for the year ended December 31, 2020.

We prepare and present our unaudited interim condensed consolidated financial statements in Euros. If not stated differently, amounts are rounded and presented in millions of Euros. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them and figures presented in the explanatory notes may not add up to the rounded arithmetic aggregations.

The unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2021 include BioNTech SE and our subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. This includes but is not limited to the judgment described as “Pfizer Agreement Characteristics” in the notes to our audited consolidated financial statements as of and for the year ended December 31, 2020. In order to determine our share of the collaboration partner’s gross profits, we used certain information from the collaboration partner, including revenues from the sale of products, some of which is based on preliminary data shared between the partners. These estimated figures may change in future periods as we receive final data from our collaboration partner. Those changes in our share of the collaboration partner’s gross profit are recognized prospectively as a change in estimates. Our management continually evaluates judgments and estimates, including such related to the fair value measurement of derivatives, revenues and expenses. Management bases its judgments and estimates on parameters available when the unaudited interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Such changes are reflected in the assumptions when they occur.

Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of our audited consolidated financial statements as of and for the year ended December 31, 2020. Certain policies have been further described further below due to the activities related to and the transactions occurred during the three months ended March 31, 2021.

Foreign Currency Translation

Foreign currency translation effects related to operating activities include foreign exchange differences arising on operating items such as trade receivables and trade payables and are either shown as other operating income or expenses on a cumulative basis and might switch between those two positions during the year-to-date reporting periods. Foreign currency translation effects presented within finance income and expenses include foreign exchange differences arising on financing items such as loans and borrowings as well as foreign exchange differences arising on cash and cash equivalents and are either shown as finance income or expenses on a cumulative basis and might switch between those two positions during the year-to-date reporting periods.

The IFRS standards applied for the first time as of January 1, 2021, as disclosed in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2020, had no impact on our unaudited interim condensed consolidated financial statements as of and the three months ended March 31, 2021.

Impact of COVID-19

As we advance our clinical programs, we are in close contact with our principal investigators and clinical sites, and are assessing the impact on the clinical trials, expected timelines and costs on an ongoing basis. We have modified the business practices in response to the spread of COVID-19, including restricting employee travel, developing social distancing plans for employees and cancelling physical participation in meetings, events and conferences. In addition, for certain programs, including BNT111, BNT113, BNT122, BNT141 and BNT142 (RiboMabs), BNT151 and BNT152/153 (RiboCytokines), BNT161 (Influenza) and BNT171 (Rare Disease), the commencement of trials has been delayed, due to slowed patient enrollment and other delays as a result of the COVID-19 pandemic.

After several months of delay to focus efforts on our COVID-19 vaccine, we started Phase 1 clinical trials for BNT211 (CARVac), BNT151 (RiboCytokines)and BNT 411 (TLR-agonist) until March 2021 and started a Phase 1 clinical trial for BNT221 (NEO-PTC-01, a neoantigen-based T-cell therapy) in April 2021. These disruptions, even temporary, may negatively impact our operations and overall business by delaying the progress of the clinical trials and preclinical studies. Our operations, including research and manufacturing, could also be negatively impacted due to the potential impact of staff absences as a result of self-isolation procedures or extended illness. Such factors were evaluated and considered when preparing these unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2021. We will continue to evaluate observed and potential effects of the COVID-19 pandemic.

3	Revenues from Contracts with Customers

Disaggregated information on revenues

Set out below is the disaggregation of our revenues from contracts with customers:

	Three months ended March 31,
(in millions)	2021	2020
Research & development revenues from collaborations	€20.9	€21.2
Genentech Inc.	12.6	15.6
Shanghai Fosun Pharmaceutical (Group) Co., Ltd	7.4	0.4
Other	0.9	5.2
Commercial revenues	2,027.5	6.5
COVID-19 vaccine revenues	2,015.6	-
Sales to collaboration partners*	63.9	-
Direct product sales to customers	199.8	-
Share of collaboration partner's gross profit and sales milestones	1,751.9	-
Other sales	11.9	6.5
Total	€2,048.4	€27.7

*Represents sales to our collaboration partners of products manufactured by us.

Research & Development Revenues from Collaborations

As part of our BNT162 vaccine program against COVID-19, we are collaborating with Pfizer Inc., or Pfizer, and Shanghai Fosun Pharmaceutical (Group) Co., Ltd, or Fosun Pharma. The collaboration with Fosun Pharma to develop a COVID-19 vaccine in China progressed during the three months ended March 31, 2021. Upon receiving the authorization for emergency use and launching our COVID-19 vaccine in Hong Kong, development and regulatory milestones of €7.4 million have been achieved and recognized as research and development revenues during the three months ended March 31, 2021.

Our collaboration with Genentech Inc., or Genentech, and other collaboration programs have progressed during the three months ended March 31, 2021 and revenues of €13.5 million compared to €20.8 million of revenues during the three months ended March 31, 2020, have been derived from deferred upfront payments measured based on the costs or time incurred under the respective research programs.

Commercial Revenues

During the three months ended March 31, 2021 commercial revenues increased due to rapidly increasing the supply of our COVID-19 vaccine worldwide. We are the marketing authorization holder in the European Union, and holder of emergency use authorizations or similar authorizations in the United States (together with Pfizer), United Kingdom, Canada, Turkey and other countries in advance of a planned application for full marketing authorizations in these countries. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany, and Turkey. Fosun Pharma has marketing and distribution rights in China. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as a principal.

Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. During the three months ended March 31, 2021, we recognized €63.9 million revenues from selling drug product batches manufactured by us to our partners.

By supplying our territories during the three months ended March 31, 2021, we recognized €199.8 million of revenues from direct COVID-19 vaccine sales. The share of gross profit that Pfizer as collaboration partner has earned based on these sales is recognized as cost of sales.

Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their gross profit which represents a net figure and is recognized as collaboration revenues during the commercial phase together with sales milestones that are recorded once the underlying thresholds are met. During the three months ended March 31, 2021, €1,504.7 million gross profit share and €247.2 million sales milestones have been recognized. In order to determine our share of our collaboration partner’s gross profits, we used certain information from the collaboration partners, including revenues from the sale of products, some of which is based on preliminary data shared between the partners and might vary once final data is available.

The revenues from contracts with customers were recognized as follows:

	Three months ended March 31,
(in millions)	2021	2020
Timing of revenue recognition
Goods and services transferred at a point in time	€273.7	€4.9
Goods and services transferred over time	1,774.7	22.8
Total	€2,048.4	€27.7

4	Cost of Sales and Research and Development Expenses

In addition to cost of sales that incur as we expand our commercial activities, our nature of business and primary focus of activities, including the development of our platforms and manufacturing technologies, generate a significant amount of research and development expenses.

The cost of sales recognized during the three months ended March 31, 2021 and March 31, 2020 are shown in the following table:

	Three months ended March 31,
(in millions)	2021	2020
Cost of sales related to COVID-19 vaccine revenues	€223.2	-
Cost related to other sales	9.9	5.9
Total	€233.1	€5.9

The research and development expenses recognized during the three months ended March 31, 2021 and March 31, 2020 are shown in the following table:

	Three months ended March 31,
(in millions)	2021	2020
Purchased services	€141.9	€18.4
Wages, benefits and social security expense	47.5	27.1
Laboratory supplies	11.4	8.2
Depreciation and amortization	7.5	7.1
Other	7.9	4.3
Total	€216.2	€65.1

5	Other Operating Income

The other operating income recognized during the three months ended March 31, 2021 and March 31, 2020 is shown in the following table:

	Three months ended March 31,
(in millions)	2021	2020
Government grants	€67.9	-
Foreign exchange differences, net	40.7	-
Other	2.7	0.4
Total	€111.3	€0.4

During the three months ended March 31, 2021 other operating income was mainly derived from a government grant for which we became eligible as part of an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program, BNT162. The proportion of the grant that related to expenses incurred is recognized as other operating income with an amount of €67.1 million.

6	Finance Income and Expenses

The finance income and expenses recognized during the three months ended March 31, 2021 and March 31, 2020 are shown in the following table:

	Three months ended March 31,
(in millions)	2021	2020
Foreign exchange differences, net	€24.5	€6.0
Interest income	0.3	0.4
Total	€24.8	€6.4

	Three months ended March 31,
(in millions)	2021	2020
Fair value adjustments of financial instruments measured at fair value	€41.5	-
Amortization of financial instruments	2.5	0.1
Total	€44.0	€0.1

7	Income Tax

For the three months ended March 31, 2021, income taxes are calculated based on the best estimate of the weighted average annual income tax rates expected for the full financial year (estimated annual effective income tax rate) on ordinary income before tax plus the tax effect of any discrete items. Our effective income tax rate was 31.3% for the three months ended March 31, 2021. Income taxes were recognized with respect to the German tax group and BioNTech Manufacturing Marburg GmbH. For the German tax group, the estimated annual effective income tax rate anticipates the full use of the tax loss carry forwards resulting in an expense of the deferred tax assets over the fiscal year 2021. Consequently, during the three months ended March 31, 2021, a proportionate amount of the deferred tax assets related to the tax loss carryforward was utilized. As of March 31, 2021, we continue to maintain a valuation allowance against deferred tax assets of our U.S. tax group as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses and temporary differences can be utilized.

The income taxes recognized during the three months ended March 31, 2021 and March 31, 2020 are shown in the following table:

	Three months ended March 31,
(in millions)	2021	2020
Current income taxes	€495.1	-
Deferred taxes	19.1	-
Income taxes	€514.2	-

8	Financial Assets and Financial Liabilities

Set out below, is an overview of financial assets, other than cash and cash equivalents, held as of March 31, 2021 and December 31, 2020:

Financial assets at amortized cost
(in millions)	March 31, 2021	December 31, 2020
Trade and other receivables	€2,395.1	€165.5
Other financial assets	0.5	137.2
Total	€2,395.6	€302.7
Total current	2,395.6	302.7
Total non-current	-	-

Trade and other receivables significantly increased mainly due to the trade and other receivables from our COVID-19 collaboration with Pfizer, under which the settlement of receivables is dependent upon their quarterly financial reporting cycle. As Pfizer’s fiscal quarter for subsidiaries outside the United States differ from ours, it creates a time lag between the recognition of revenues and payment receipt. Therefore, certain trade and other receivables are outstanding that mainly relate to gross profit shared from COVID-19 vaccine sales in territories outside the United States. The other financial assets decreased as the advance-payment which had been received by our collaboration partner on future deliveries was paid to us during the three months ended March 31, 2021.

Set forth below is an overview of financial liabilities, other financial liabilities and trade payables held by the Group as of March 31, 2021 and December 31, 2020:

Interest-bearing loans and borrowings
(in millions)	Maturity	March 31, 2021	December 31, 2020
Lease liabilities		€98.0	€84.2
Convertible note - host contract	08/28/2024	88.2	87.5
3.50% € 50,000,000 secured bank loan	12/21/2026	47.6	47.2
2.15% € 10,000,000 secured bank loan	12/30/2027	8.7	9.0
2.08% € 9,450,000 secured bank loan	09/30/2028	8.6	8.7
1.90% € 3,528,892.48 secured bank loan	05/30/2039	3.5	3.5
Total		€254.6	€240.1
Total current		18.0	9.1
Total non-current		236.6	231.0

Trade payables and other financial liabilities
(in millions)	March 31, 2021	December 31, 2020
Derivatives not designated as hedging instrument
Convertible note - embedded derivative	€72.4	€30.9
Financial liabilities at fair value through profit or loss
Contingent consideration	0.6	0.6
Total financial liabilities at fair value	€73.0	€31.5

Trade payables and other financial liabilities at amortized cost, other than interest-bearing loans and borrowings
Trade payables	106.2	102.3
Other financial liabilities	329.2	74.1
Total trade payables and other financial liabilities at amortized cost, other than interest-bearing loans and borrowings	€435.4	€176.4

Total trade payables and other financial liabilities	€508.4	€207.9
Total current	435.4	176.4
Total non-current	73.0	31.5

Total financial liabilities
(in millions)	March 31, 2021	December 31, 2020
Interest-bearing loans and borrowings	€254.6	€240.1
Trade payables and other financial liabilities	508.4	207.9
Total	€763.0	€448.0
Total current	453.4	185.5
Total non-current	309.6	262.5

Other financial liabilities increased mainly due to obligations incurred from our license agreements.

Risk management activities

No changes have occurred regarding our risk management activities as disclosed in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2020.

Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current financial assets and liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The financial liabilities measured at amortized cost include four fixed-interest rate loans as well as our issued convertible note. As of March 31, 2021 and December 31, 2020, the carrying value approximates their fair values as there have been no significant changes in relevant interest rates since the inception of the respective loans and note.

The fair values of financial instruments measured at fair value are reassessed on a quarterly basis. Unchanged to December 31, 2020, we used the Cox-Rubinstein binomial tree model to determine the fair value of the embedded derivative as of March 31, 2021. The valuation technique is based on significant observable inputs (Level 2) and described in further detail in Note 12 our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2020. The fair value adjustment derived from remeasuring the embedded derivative was recognized as finance expenses in profit or loss and amounted to €41.5 million during the three months ended March 31, 2021. The initial fair value of the contingent consideration determined at acquisition remains valid since no changes of the underlying performance criteria have occurred.

9	Share-Based Payments

Expense arising from share-based payment arrangements

During the three months ended March 31, 2021 and March 31, 2020, the following share-based payment arrangements existed leading to the expenses recognized for services received during the respective periods as shown in the following table:

	Three months ended March 31,
(in millions)	2021	2020
Expense arising from equity-settled share-based payment arrangements	€15.2	€8.2
Employee Stock Ownership Plan	4.5	4.3
Chief Executive Officer Grant	1.7	3.2
Management Board Grant	0.5	0.7
BioNTech 2020 Employee Equity Plan for employees based in Europe	8.5	-
Expense arising from cash-settled share-based payment arrangements	2.1	0.2
Management Board Grant	0.1	0.2
BioNTech 2020 Restricted Stock Unit Plan for North America Employees	2.0	-
Total	€17.3	€8.4

Cost of sales	€1.7	€0.2
Research and development expenses	12.1	6.6
General and administrative expenses	3.5	1.6
Total	€17.3	€8.4

Changes in share-based payment arrangements

New share-based payment arrangements and material changes to arrangements that occurred during the three months ended March 31, 2021 are shown below. A detailed description of our share-based payment arrangements is included in Note 17 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2020.

BioNTech 2020 Employee Equity Plan for employees based in Europe (Equity-Settled)

In December 2020, we adopted the BioNTech 2020 Employee Equity Plan for employees based in Europe, or the European Plan. Under the European Plan Restricted Cash Units, or RSUs, are offered to our employees. As of the grant date in February 2021, with implementing the European Plan for the calendar year 2020, award agreements were entered into with all of our employees who are eligible under the European Plan, or the LTI 2020 program. In addition, further award agreements were entered into with employees who did not participate in the Employee Stock Ownership Plan, or ESOP, or the LTI-plus program. The LTI 2020 program vests annually in equal installments after four years and the LTI-plus program vests annually in equal installments after two years, with both programs commencing in December 2020. Moreover, the LTI-plus program contains a non-vesting condition concerning 50% of the granted RSUs; these units will be awarded to the participants after the U.S. Food and Drug Administration, or the FDA, fully approves BNT162b2, our COVID-19 vaccine. As we have the ability to determine the method of settlement, both programs were classified as equity-settled. The cost of the awards will be recognized over the relevant service period, applying the graded vesting method.

The following tables displays the RSU’s granted during the three months ended March 31, 2021.

	Restricted Stock Units	Weighted average fair value (€)
Granted under LTI 2020 program	245,926	78.38
Granted under LTI-plus program	381,560	78.77
As of March 31, 2021	627,486	78.62

The fair value of the awards is based upon the price of our ADSs representing ordinary shares at grant date. An estimate for the number of equity instruments for which service conditions are expected to be satisfied is calculated including a retention assumption and will be revised in case material differences arise. Ultimately, a true-up to the number satisfied until settlement date will be recorded.

BioNTech 2020 Restricted Stock Unit Plan for North America Employees (Cash-Settled)

In December 2020, we adopted the BioNTech 2020 Restricted Stock Unit Plan for North America Employees, or the North American Plan. Under the North American Plan, RSUs are offered to our employees. These RSUs generally vest over four years, with 25% vesting one year after the service commencement date and the remainder vesting in equal quarterly installments thereafter. The first awards under the North American Plan were granted in February 2021. The service date for these awards is the date as of which the employee became employed by BioNTech US. As these RSUs are intended to be cash-settled upon vesting, the awards were defined as a cash-settled share-based payment arrangement. The liability related to these awards is measured, initially and at the end of each reporting period until settled, at the fair value of the award considering the price of the ADSs representing our ordinary shares. The cost of the awards will be recognized over the relevant service period, applying the graded vesting method.

10	Related Party Disclosures

ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and beneficial owner of our ordinary shares. ATHOS KG via AT Impf GmbH has de facto control over us based on its substantial shareholding, which enabled it to exercise the majority of voting rights to pass resolutions at our Annual General Meeting. Entities controlled by ATHOS KG mainly provide rental and property management activities and sell property, plant and equipment to us. The total amount of transactions with ATHOS KG or entities controlled by them was as follows for the periods indicated:

	Three months ended March 31,
(in millions)	2021	2020
Purchases of various goods and services from entities controlled by ATHOS KG	€0.2	€0.5
Total	€0.2	€0.5

The outstanding balances of transactions with ATHOS KG or entities controlled by them were as follows as of the dates indicated:

(in millions)	March 31, 2021	December 31, 2020
ATHOS KG	-	€0.5
Total	-	€0.5

None of the balances are secured and no bad debt expense has been recognized in respect of amounts owed by related parties.

11	Events after the Reporting Period

On May 9, 2021, we have agreed the heads of terms with Fosun Pharma to establish a 50/50 Joint Venture, or JV, to manufacture our COVID-19 vaccine in Mainland China. The establishment of a JV will be conditional on us receiving approval for our COVID-19 vaccine in Mainland China and agreement with Fosun Pharma on a definitive JV agreement, in addition to other conditions.

Operating and Financial Review and Prospects

In this report, unless stated or the context otherwise requires, references to the “Company”, “BioNTech”, “Group”, “we”, “us” and “our” refer to BioNTech SE and its consolidated subsidiaries. The following “Operating and Financial Review and Prospects” should be read together with the unaudited interim condensed consolidated financial statements and related notes as presented above. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in the “Risk Factors” section further below. Please also see “Forward-Looking Statements” included at the end of this quarterly report for the three months ended March 31, 2021.

Operating Results

Overview

BioNTech was founded in 2008 with the goal to reduce the suffering of people. As a next generation immunotherapy company it is our vision to harness the power of the immune system to develop novel therapies against cancer and infectious diseases. To realize this vision, we combine decades of groundbreaking research in immunology, a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. We leverage powerful new therapeutic mechanisms and exploit a diverse array of biological targets to harness the power of each patient’s immune system to address the unique molecular signature of each patient’s underlying disease. Our broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. The breadth of our immunotherapy technologies and expertise enables us to develop potential therapies to address a range of rare and infectious diseases, and we rapidly mobilized these to address the COVID-19 pandemic with our COVID-19 vaccine, referred to as COMIRNATY® in the European Union and other locations where we have received marketing approval.

We believe our successful development of a first-in-class COVID-19 mRNA vaccine in less than one year validates our execution capabilities and the power of our technologies to change lives.

We intend to invest the proceeds we generate from sales of our COVID-19 vaccine to accelerate the maturation of our oncology and infectious disease pipeline and the expansion into additional therapeutic areas, such as autoimmunity, allergy, regenerative medicine and inflammatory diseases.

We believe we are well-positioned to develop and commercialize the next generation of immunotherapies with the potential to transform treatment paradigms for many severe diseases and significantly improve clinical outcomes for patients.

We have assembled an exceptional team of over 2,200 employees and have established relationships with eight pharmaceutical collaborators, including Bayer AG, or Bayer, Genentech, Inc., or Genentech, Genevant Sciences GmbH, or Genevant, Genmab A/S, or Genmab, Pfizer Inc., or Pfizer, Regeneron Pharmaceuticals, Inc., or Regeneron, Sanofi S.A., or Sanofi and Shanghai Fosun Pharmaceutical (Group) Co., Ltd., or Fosun Pharma.

Corporate Development

•	On May 9, 2021, we agreed the heads of terms with Fosun Pharma to establish a 50/50 Joint Venture, or JV, to manufacture the COVID-19 vaccine in Mainland China. The establishment of a JV will be conditional on us receiving approval for our COVID-19 vaccine in Mainland China and agreement with Fosun Pharma on a definitive JV agreement, in addition to other conditions. As part of our global supply strategy, we believe that establishing local manufacturing capacity for the COVID-19 vaccine could substantially increase our ability to supply vaccines to China upon approval.

•

On May 10, 2021, we announced plans to expand our global footprint to Asia with the establishment of the first regional headquarters for southeast Asia in Singapore. In addition to selecting Singapore as the future regional headquarters, we plan to establish a fully integrated mRNA manufacturing facility in Singapore with support from the Singaporean Economic Development Board (EDB). The new facility will leverage cutting-edge manufacturing and digital infrastructure and will be equipped to produce a range of novel mRNA vaccines and therapeutics. The envisioned site will bring highly automated and end-to-end mRNA production capabilities. The facility, with an estimated annual capacity of several hundred million doses, shall provide regional and global supply capacity, as well as a rapid response capability for southeast Asia to address potential pandemic threats. We plan to open our Singapore office and initiate construction of the manufacturing facility in 2021, subject to planning approval, and anticipate the site could be operational as early as 2023.

Key Pipeline Updates

Below is a summary of our authorized product and clinical product candidates, organized by platform and indication.

Infectious Disease Immunotherapies

COVID-19 Vaccine Program – BNT162b2

In March 2021 we announced our full year 2020 financial results and corporate update as a part of our Annual Report filed on Form 20-F, highlighting developments relating to our COVID-19 vaccine program between January 1 and March 30, 2021. A summary of these developments as well as full details of subsequent developments that occurred after March 30, 2021 is provided below.

As of May 6, 2021 we and Pfizer have shipped approximately 450 million doses of BNT162b2 to 91 countries and territories around the world. To date, we and Pfizer have signed orders of approximately 1.8 billion doses for delivery in 2021, and we have also signed the first contracts for 2022 and beyond. Further discussions for additional dose commitments are ongoing for 2021 and beyond. We expect BNT162b2 annual manufacturing capacity to reach 3 billion doses by the end of 2021, and expect to have capacity to manufacture more than 3 billion doses in 2022.

Multiple clinical trials are ongoing in order to expand the authorization of BNT162b2 to additional population groups, such as children from 6 months to 11 years of age, and to collect further data in healthy pregnant women.

To date, there is no evidence that an adaptation of our current COVID-19 vaccine against key identified emerging variants is necessary. Despite this, we have developed a comprehensive strategy to address these variants should the need arise in the future. As part of our strategy to contend with the variant challenge, we have submitted to the U.S. Food and Drug Administration, or the FDA, and the FDA has approved an additional amendment to the study protocol of the global Phase 1/2/3 trial which includes: (1) an assessment of the impact of a third dose of BNT162b2 in prolonging immunity against COVID-19 and in protecting against COVID-19 caused by potential newly emerging SARS-CoV-2 variants, and (2) an assessment of a modified, variant-specific version of BNT162b2. The aim of this study is to explore the regulatory pathway that we and Pfizer would pursue if SARS-CoV-2 were to change enough to require an updated vaccine. This trial started in March 2021.

In the first quarter of 2021, we also advanced our work to broaden access through improvements to our cold chain distribution systems and processes. Both the FDA and the European Medicines Agency, or

EMA, have approved the transportation and storage of undiluted frozen vials of BNT162b2 at temperatures commonly found in pharmaceutical freezers for a period of up to two weeks. Further stability data have been assessed and formulation optimization activities are ongoing, including a study to evaluate a lyophilized (or freeze-dried) and ready-to-use formulation of BNT162b2.

BNT162b2 Clinical Development Updates

•

On March 31, 2021, we and Pfizer announced that BNT162b2 demonstrated 100% efficacy and robust antibody responses in a Phase 3 trial in adolescents aged 12 to 15 with or without prior evidence of SARS-CoV-2 infection. The trial enrolled 2,260 adolescents in the United States. In the trial, 18 cases of COVID-19 were observed in the placebo group (n=1,129) versus none in the vaccinated group (n=1,131). Vaccination with BNT162b2 elicited high SARS-CoV-2 neutralizing antibody titers, demonstrating strong immunogenicity in a subset of adolescents one month after the second dose. BNT162b2 administration was well tolerated.

•

On March 31, 2021, we and Pfizer began evaluating the administration of a single booster dose five to seven months after receiving the second dose of BNT162b2. To demonstrate duration of protection, and protection against the emerging variants of concern, an additional dose of BNT162b2 or of BNT162b2SA is being given to about 600 Phase 3 participants. About 30 participants that received BNT162b2SA will be given another dose of BNT162b2SA. A new cohort of approximately 300 participants will be enrolled who are COVID-19 vaccine-naïve (i.e., including BNT162b2-naïve) and have not been infected with COVID-19. They will receive BNT162b2SA given as a two-dose series, separated by 21 days. The objective of this Phase 1/2/3 protocol amendment is to describe the safety and tolerability profile of BNT162b2SA, to evaluate its non-inferiority compared to BNT162b2, and to analyze the immune response generated by BNT162b2SA. By evaluating BNT162b2SA as a prototype vaccine, the companies aim to inform the development of an efficient regulatory pathway for testing future modified mRNA vaccines, using the current pathways for flu vaccines as models.

•

On April 1, 2021, we and Pfizer announced updated topline results confirming high efficacy and no serious safety concerns through up to six months following the second dose. Topline efficacy was based on an analysis of 927 confirmed symptomatic cases of COVID-19 observed in the pivotal Phase 3 study through March 13, 2021. BNT162b2 was 91.3% effective against COVID-19, measured seven days through up to six months after the second dose. The vaccine was also 100% effective against severe disease, as that term is defined by the U.S. Centers for Disease Control and Prevention, and 95.3% effective against severe COVID-19 as that term is defined by the FDA. Safety data collected from more than 12,000 vaccinated participants who had a follow-up time of at least six months after the second dose demonstrated a favorable safety and tolerability profile.

In an additional exploratory analysis of 800 trial participants enrolled in South Africa, where the B.1.351 lineage is prevalent, nine cases of COVID-19 were observed, all in the placebo group, indicating vaccine efficacy of 100%. Of these cases, eight were of the B.1.351 lineage, confirming efficacy against B.1.351 virus. These data support previous results from immunogenicity studies demonstrating that BNT162b2 induced a robust neutralizing antibody response to the B1.351 variant, and although lower than to the wild-type strain, it does not appear to affect the observed high efficacy against COVID-19 caused by this variant, as published in the New England Journal of Medicine.1

•

On April 1, 2021, we and Pfizer started a Phase 3, randomized, observer-blind study to evaluate the safety, tolerability, and immunogenicity of multiple formulations of BNT162b2, administered on a two-dose (separated by 21 days) schedule in adults aged 18 to 55. Part 1 of the study is comparing the safety and tolerability of lyophilized (or freeze-dried) BNT162b2 to the current frozen-liquid formulation of BNT162b2 and is evaluating non

[1]	New England Journal of Medicine. Neutralizing Activity of BNT162b2-Elicited Serum; March 8, 2021. Available at https://www.nejm.org/doi/full/10.1056/NEJMc2102017

-inferiority of the immune response. Part 2 of the study will evaluate the safety and immunogenicity of a ready-to-use formulation of BNT162b2, and will be initiated in May 2021. The study, which is being conducted in the United States, will enroll approximately 610 participants. We and Pfizer expect to obtain results from both study parts in the third quarter of 2021.

Regulatory Updates

•	On April 9, 2021, we and Pfizer requested amendments to the U.S. Emergency Use Authorization, or EUA, to expand the use of BNT162b2 to adolescents aged 12 to 15.
•

On April 30, 2021, we and Pfizer submitted to EMA a variation to the Conditional Marketing Authorization, or CMA, for COMIRNATY® to request an extension of the indication for use in adolescents 12 to 15 years of age. If EMA approves the variation, the amended CMA will be valid in all 27 member states of the European Union.

•

On April 30 and May 4, 2021, we and Pfizer submitted new stability data of BNT162b2 to the FDA and EMA in order to update the product’s label to extend the storage at standard refrigerator temperatures of 2°C to 8°C to four weeks.

•

On May 5, 2021, we and Pfizer Canada announced that Health Canada has expanded the Interim Order authorization for BNT162b2 to include individuals 12 to 15 years of age. This is the first COVID-19 vaccine authorized in Canada for use in this age group.

•

On May 7, 2021, we and Pfizer announced the initiation of a Biologics License Application (BLA) with the FDA for approval of BNT162b2 to prevent COVID-19 in individuals 16 years of age and older. Data to support the BLA will be submitted by the companies to the FDA on a rolling basis over the coming weeks, with a request for Priority Review. We are the Marketing Authorization Holder in the European Union, and the holder of emergency use authorizations or equivalent in the United States (together with Pfizer), United Kingdom, Canada and other countries in advance of a planned application for full marketing authorizations in these countries.

Commercial Updates

•	More than 445 million doses of BNT162b2 supplied as of May 6, 2021, with signed commitments for over 1.8 billion doses in 2021.
•

On April 19, 2021, we and Pfizer announced an agreement with the European Commission, or the EC, to supply an additional 100 million doses of our COVID-19 vaccine, as a result of the EC’s decision to exercise its option. The total number of doses to be delivered to the European Union by the end of 2021 is now 600 million.

•

In April 2021, we and Pfizer entered into an agreement with Israel to supply millions of doses in 2022, with an option to purchase millions of additional doses. We and Pfizer also entered into an agreement with Canada to supply up to 125 million doses in 2022 and 2023, with options to purchase up to 60 million additional doses in 2024. Discussions for additional dose commitments with governments and territories worldwide are also ongoing for 2021 and beyond.

•

On May 6, 2021, we and Pfizer announced that we have signed a Memorandum of Understanding with the International Olympic Committee to donate doses of COVID-19 vaccine to help vaccinate athletes, and their delegations, participating in the Olympic and Paralympic Games Tokyo 2020, which are scheduled to take place in July, 2021.

•

On May 7, 2021, the EC announced that we and Pfizer plan to supply the EC with 900 million doses of COMIRNATY®, our and Pfizer’s COVID-19 vaccine, to the 27 European Union (EU) member states beginning December 2021 through 2023, with an option for the EC to request up to an additional 900 million doses. This contract is expected to close upon final confirmation by the EC.

Manufacturing Updates

•	We expect manufacturing capacity to reach approximately 3 billion doses by end of 2021 and expect to have capacity to manufacture more than 3 billion doses in 2022.
•

In March 2021, EMA approved the manufacturing of our COVID-19 vaccine drug product for our facility in Marburg. This manufacturing facility is one of the largest mRNA vaccine manufacturing sites worldwide with an annual production capacity of up to one billion doses of COVID-19 vaccine, once fully operational. The first batches of vaccines manufactured at the Marburg facility were delivered in mid-April.

•	We plan to produce up to 250 million doses of BNT162b2 in the first half of 2021.

Flu Vaccine

We are also collaborating with Pfizer to develop an influenza vaccine based on our suite of mRNA platforms. The product candidate, BNT161, will be designed to encode influenza virus antigens selected by the WHO in advance of a given flu season. Phase 1 clinical testing is expected to start in the third quarter of 2021.

Infectious Diseases

We have a research collaboration with the University of Pennsylvania, or UPenn, under which we have the exclusive option to develop and commercialize prophylactic mRNA immunotherapies for the treatment of up to 10 infectious disease indications. On September 20, 2019, UPenn announced positive preclinical results of a vaccine product candidate using our mRNA technology. UPenn reported that the immunization led to “mostly sterilizing immunity” from the virus. In addition to our collaboration with UPenn, our infectious diseases portfolio also includes HIV, Tuberculosis vaccines and immunotherapies (in collaboration with the Bill & Melinda Gates foundation) and additional 6 undisclosed programs.

Oncology

We are accelerating the development of a broad oncology pipeline which has now advanced 14 product candidates in 15 ongoing trials. In April 2021 we started a first-in-human Phase 1 trial for the T cell therapy, targeting personalized neoantigens, BNT221. Additional important milestones in the advancement of our immuno-oncology pipeline in the first quarter of 2021 included the initiation of first-in-human trials for CARVac (BNT211) and RiboCytokines (BNT151). We also expect to further advance our oncology pipeline in 2021 with up to three additional programs expected to move into randomized Phase 2 trials. Additionally, three preclinical programs are expected to move into Phase 1 trials in the second half of 2021.

FixVac

Our FixVac product candidates contain selected combinations of pharmacologically optimized uridine mRNA encoding known cancer-specific shared antigens. FixVac product candidates also feature our proprietary immunogenic mRNA backbone and proprietary RNA-LPX delivery formulation, which are designed to enhance stability and translation as well as trigger both innate and adaptive immune responses.

•	BNT111 in advanced melanoma.
•

In collaboration with Regeneron, a randomized Phase 2 trial for the treatment of patients with advanced melanoma progressing during or after prior therapy with a PD-1 inhibitor, utilizing a combination of BNT111 and Regeneron and Sanofi’s Libtayo (cemiplimab) is planned to start in the first half of 2021.

•	BNT112 is in an ongoing Phase 1/2 trial for the treatment of prostate cancer.
•	BNT113 is in a Phase 2 trial for the treatment of HPV16+ head and neck cancers.

•

A Phase 2 trial evaluating BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment in patients with unresectable recurrent or metastatic HPV16+ head and neck squamous cell carcinoma (HNSCC) expressing PD-L1, is planned to start in the first half of 2021 in the United States and the European Union. BNT113 has not been combined with anti-PD1 before and the Phase 2 trial will start with a run-in portion designed to demonstrate the safety of the combination of BNT113 and pembrolizumab. These data are required to address the partial clinical hold on the subsequent randomized part of the Phase 2 trial.

•	BNT114 is in a Phase 1 trial for the treatment of triple negative breast cancer (TNBC).
•	BNT115 is in an ongoing Phase 1 trial for the treatment of ovarian cancer.
•	BNT116 is in preclinical development for the treatment of non-small cell lung cancer.

Individualized Neoantigen Specific Immunotherapy (iNeST)

iNeST is an individualized cancer immunotherapy that targets specific neoantigens that are present on a patient’s tumor. Our iNeST immunotherapies contain pharmacologically optimized uridine mRNA encoding up to 20 patient-specific neoantigens, delivered in our proprietary RNA-LPX formulation. We are developing our iNeST cancer immunotherapy in collaboration with Genentech.

•

An open-label Phase 1a/1b trial evaluating the safety, tolerability, immune response and pharmacokinetics of autogene cevumeran (BNT122) as a single agent and in combination with atezolizumab in patients with locally advanced or metastatic solid tumors (basket trial) is ongoing.

•

A Phase 2 open-label trial evaluating the efficacy and safety of autogene cevumeran (BNT122) in combination with pembrolizumab versus pembrolizumab alone in patients with previously untreated advanced melanoma is ongoing.

•

For the adjuvant treatment of colorectal cancer, first patient dosing in a randomized Phase 2 trial in circulating tumor DNA positive, surgically resected Stage 2 (high risk)/Stage 3 colorectal cancer is now planned in the second half of 2021.

mRNA Intratumoral Immunotherapy

We, in collaboration with Sanofi, are developing intratumoral immunotherapies utilizing our proprietary mRNA technology. These immunotherapies are designed to be administered directly into the tumor in order to alter the tumor microenvironment and enhance the immune system’s ability to recognize and fight cancer within the tumor (proximal) as well as in other untreated locations (distal).

•

SAR441000 (BNT131) is a novel intratumoral immunotherapy for the treatment of solid tumors, and consists of modified mRNA encoding immunomodulatory cytokines for direct intratumoral injection. SAR441000 (BNT131) is being studied in a Sanofi-sponsored Phase 1 clinical trial as monotherapy and in combination with an anti-PD-1/PD-L1 checkpoint inhibitor in patients with advanced solid tumors.

RiboCytokines

Our RiboCytokine product candidates utilize mRNA that encodes the desired cytokines for expression in vivo by the patient’s cells. RiboCytokine product candidates consist of modified mRNA designed to encode secreted cytokines that are formulated to use liver-targeting LNP for intravenous delivery.

•

BNT151 is a nucleoside-modified mRNA encoding for an IL-2 variant, a key cytokine in T cell immunity supporting the differentiation, proliferation, survival and effector functions of T cells. BNT151 is designed to stimulate anti-tumoral T cells without extensively triggering immunosuppressive regulatory T cells. A first-in-human, open-label, multicenter Phase 1/2a trial is ongoing. The trial evaluates dose escalation, safety, pharmacokinetics and pharmacodynamics of BNT151 with expansion cohorts in multiple solid tumor indications, including HNSCC, hepatocellular carcinoma (HCC), renal cell cancer (RCC), non-small cell lung cancer (NSCLC), and triple-negative breast cancer (TNBC). The monotherapy dose escalation will enroll patients with tumors that are metastatic or unresectable with no available standard therapy likely to confer clinical benefit. In the combined treatment dose escalation, patients with different solid tumors will be enrolled and treated with BNT151 and the respective standard of care.

•	We plan to start a Phase 1 trial for BNT152 (encoding IL-7) plus BNT153 (encoding IL-2) in multiple solid tumors in the first half of 2021.

RiboMabs

Our RiboMab product candidates, BNT141 and BNT142, are designed to encode secreted antibodies, consisting of our proprietary nucleoside-modified mRNA that is designed to minimize the immunomodulatory activity of the mRNA. RiboMab product candidates are formulated using liver-targeting LNPs for intravenous delivery.

•	In February 2021, the FDA approved the IND for a Phase 1 first-in-human clinical trial for BNT141. We expect to start the trial in the second half of 2021.
•	We expect to start a Phase 1 clinical trial for BNT142 in the second half of 2021.

CAR-T Cell Immunotherapy

We are developing a proprietary chimeric antigen receptor T cell, or CAR-T, product candidate, BNT211, targeting Claudin-6, or CLDN6, a novel solid tumor-specific antigen. We developed BNT211 utilizing our target discovery engine, and we plan to administer it along with a CARVac “primer” to boost the immune response and promote CAR-T cell persistence.

•

A first-in-human Phase 1/2a open-label, multi-center dose escalation and dose expansion basket trial of BNT211 with Claudin-6 CAR-T cells as monotherapy, or in combination of Claudin-6 CAR-T cells with Claudin-6 CARVac, is ongoing. The trial is enrolling patients with CLDN6-positive relapsed or refractory advanced solid tumors including ovarian, testicular, lung, gastric and endometrial cancers. The combination of CLDN6 CAR-T cell immunotherapy and CARVac is expected to improve expansion and persistence of CLDN6 CAR-T. A data update for this trial is planned in the second half of 2021.

•

We plan to present early data from the ongoing BNT211 Phase 1/2a trial on three patients treated with a starting dose of CLDN6 CAR-T cells at the upcoming 18th Association for Cancer Immunotherapy Annual Meeting 2021, or CIMT 2021. In these heavily pretreated patients with solid tumors, neither acute nor dose-limiting toxicities were observed and all adverse events were transient and mild to moderate. Robust CAR-T cell engraftment could be detected in all three patients, as well as early signs of clinical activity. Following completion of the first dose level with CAR-T cell monotherapy, the trial is now progressing to the next dose level and a combination treatment involving CAR-T cells with an RNA vaccine, which we refer to as CARVac. A data update is planned in the second half of 2021.

Neo-Antigen Targeting T Cell Therapy

Our neoantigen-targeting T cell stimulation platform can be utilized to develop product candidates across several neoantigen-targeting non-engineered and engineered T cell therapies. Our lead product candidate BNT221 (NEO-PTC-01) is a personal neoantigen-targeted T cell therapy candidate derived from patients` peripheral blood cells. The product consists of multiple CD8+ and CD4+ T cell populations targeting multiple selected neoantigens unique to each patient's tumor. The proprietary stimulation process allows for the induction of T cells from the naïve, as well as expansion of T cells from the memory compartment.

•	In April 2021, the first patient was dosed in a first-in-human Phase 1 dose escalation trial for the treatment of metastatic melanoma in patients who are refractory or unresponsive to checkpoint inhibitors. Part one consists of the monotherapy dose escalation of BNT221. In part two, BNT221 will be added on to αPD-1 after first-line therapy. The primary objectives of the trial are to evaluate the safety and feasibility of administering BNT221, in addition to an evaluation of immunogenicity and clinical efficacy.

Next-Generation Checkpoint Immunomodulators

We are developing, in collaboration with Genmab, bispecific antibodies that function as tumor-targeted and dual immunomodulators, applying Genmab’s proprietary DuoBody® technology in combination with our joint target identification and product concept expertise. These next-generation checkpoint immunomodulators are thought to induce beneficial co-stimulation, promoting specific T cell activation, survival, proliferation and T cell effector functions.

•

BNT311 (GEN1046) is a PD-L1x4-1BB bispecific antibody that induces activation of T cells through conditional 4-1BB stimulation which is dependent on simultaneous binding to PD-L1. In addition, the PD-L1-specific arm of DuoBody-PD-L1x4-1BB functions as a classical immune checkpoint inhibitor by blocking the PD-1/PD-L1 axis, even in the absence of 4-1BB binding.

•	A Phase 1/2a dose escalation trial with multiple expansion cohorts in patients with malignant solid tumors is ongoing. A data update for the trial is planned in the second half of 2021.
•

BNT312 (GEN1042) is a bispecific antibody designed to enhance an anti-tumor immune response by crosslinking CD-40 on antigen presenting cells with 4-1BB+ T cells to induce conditional stimulation and co-stimulatory activity in both types of cells. It has demonstrated increased tumor infiltrating lymphocyte expansion in human tumor tissue cultures ex vivo, and induces activation of B cells in the presence of 4-1BB+ cells.

•	A Phase 1/2a dose escalation trial with expansion cohorts in patients with solid tumors is ongoing. The first data disclosure for the trial is planned in the second half of 2021.

Targeted Cancer Antibodies

BNT321 (MVT-5873) is a fully human IgG1 monoclonal antibody targeting sialyl Lewis A (sLea), an epitope on CA19-9 that is expressed in pancreatic and other solid tumors that plays a role in tumor adhesion and metastasis formation, and is a marker of an aggressive cancer phenotype.

•	BNT321 is currently in Phase 1 clinical development in pancreatic cancer. Next clinical results from this study are anticipated in early 2022.

Small Molecule Immunomodulators

BNT411 is our novel small molecule TLR7 agonist product candidate. BNT411 is designed to activate both the adaptive and innate immune system through the TLR7 pathway.

•

A Phase 1/2a dose-escalation trial of BNT411 as a monotherapy in patients with solid tumors, and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve extensive-stage small cell lung cancer (ES-SCLC) is ongoing. A data update from this trial is planned in the second half of 2021.

Rare Disease Protein Replacement Therapies

We are collaborating with Genevant in order to combine our mRNA technology with Genevant’s LNP delivery technology, to create up to five mRNA protein replacement therapies for the treatment of rare diseases with high unmet medical needs. The first product candidate under the Genevant collaboration, BNT171, is being developed for Ornithine Transcarbamylase (OTC) Deficiency. Our mRNA replacement product candidate is associated with a favorable tolerability profile and good protein expression (in mice) and demonstrated phenotype rescue in a mouse disease model. Currently, we have put the programs under review in order to focus on other disease areas.

Financial Operations Overview

The following table shows our interim condensed consolidated statements of profit or loss for each period presented:

	Three months ended March 31,
	2021	2020
(in millions)	(unaudited)	(unaudited)
Revenues
Research & development revenues	€20.9	€21.2
Commercial revenues	2,027.5	6.5
Total revenues	2,048.4	27.7

Cost of sales	(233.1)	(5.9)
Research and development expenses	(216.2)	(65.1)
Sales and marketing expenses	(8.7)	(0.5)
General and administrative expenses	(38.9)	(15.8)
Other operating expenses *	(0.6)	(0.1)
Other operating income *	111.3	0.4
Operating income / (loss)	€1,662.2	€(59.3)

Finance income**	24.8	6.4
Finance expenses**	(44.0)	(0.1)
Interest expenses related to lease liabilities	(0.7)	(0.4)
Profit / (loss) before tax	€1,642.3	€(53.4)

Income taxes	(514.2)	-
Profit / (Loss) for the period	€1,128.1	€(53.4)

* Foreign exchange differences related to operating activities on a cumulative basis are either shown as other operating income or expenses and might switch between those two positions during the year-to-date reporting periods.

** Foreign exchange differences not related to operating activities on a cumulative basis are either shown as finance income or expenses and might switch between those two positions during the year-to-date reporting periods.

Important financial and operating terms and concepts are described in Item 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2020.

Impact of COVID-19

The impact of COVID-19 during the three months ended March 31, 2021 and 2020 is explained in Note 2 to the unaudited interim condensed consolidated financial statements.

COVID-19 Collaborations

In response to the COVID-19 pandemic, we initiated our COVID-19 vaccine development program, BNT162, in late January 2020, leveraging our proprietary mRNA platform, and assembled a global consortium of partners including Pfizer (worldwide collaboration outside of China) and Fosun Pharma (China).

Details about our COVID-19 collaborations are described further in our Key Pipeline Updates above, Items 4 and 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2020 as well as the notes to our audited consolidated financial statements included in that Annual Report.

Comparison of the three months ended March 31, 2021 and 2020

Revenues

The following is a summary of revenues recognized for the periods indicated:

	Three months ended March 31,		Change
(in millions)	2021	2020	€	%
Revenues
Research & development revenues from collaborations	€20.9	€21.2	€(0.3)	(1)
Genentech Inc.	12.6	15.6	(3.0)	(19)
Shanghai Fosun Pharmaceutical (Group) Co., Ltd	7.4	0.4	7.0	1,750
Other	0.9	5.2	(4.3)	(83)
Commercial revenues	2,027.5	6.5	2,021.0	31,092
COVID-19 vaccine revenues	2,015.6	-	2,015.6	-
Sales to collaboration partners*	63.9	-	63.9	-
Direct product sales to customers	199.8	-	199.8	-
Share of collaboration partner's gross profit and sales milestones	1,751.9	-	1,751.9	-
Other sales	11.9	6.5	5.4	83
Total revenues	€2,048.4	€27.7	€2,020.7	7,295

*Represents sales to our collaboration partners of products manufactured by us.

From the three months ended March 31, 2020 to the three months ended March 31, 2021, our total revenues from contracts with customers increased by €2,020.7 million from €27.7 million to €2,048.4 million. Since December 2020, our COVID-19 vaccine has been authorized or approved for emergency or temporary use or granted conditional marketing authorization in over 70 countries worldwide, which resulted in recognition of revenues from the sale of pharmaceutical products for the first time.

Research & Development Revenues from Collaborations

From the three months ended March 31, 2020 compared to the three months ended March 31, 2021, research and development revenues from collaborations decreased by €0.3 million or 1% from €21.2 million to €20.9 million. This was mainly due to a decrease in revenues from collaboration programs where the commencement of trials has been delayed, partially due to slowed patient enrollment or other delays as a result of the COVID-19 pandemic. This decrease was partially offset by recognizing €7.4 million development and regulatory milestones under our collaboration with Fosun Pharma upon receiving authorization for emergency use and launching our COVID-19 vaccine in Hong Kong.

Commercial Revenues

From the three months ended March 31, 2020 compared to the three months ended March 31, 2021, commercial revenues increased by €2,021.0 million from €6.5 million to €2,027.5 million, mainly due to rapidly increasing the supply of our COVID-19 vaccine worldwide. We are the marketing authorization holder in the European Union, and holder of emergency use authorizations or similar authorizations in the United States (together with Pfizer), United Kingdom, Canada, Turkey and other countries in advance of a planned application for full marketing authorizations in these countries. Pfizer has marketing and distribution rights worldwide with the exception of China, Germany, and Turkey. Fosun Pharma has marketing and distribution rights in China. The allocation of marketing and distribution rights defines territories in which the collaboration partners act as principal.

Whenever responsibilities in the manufacturing and supply process of the COVID-19 vaccine shift and the COVID-19 vaccine is transferred, the vaccine is sold from one partner to the other. During the three months ended March 31, 2021, we recognized €63.9 million revenues from selling drug product batches manufactured by us to our partners.

By supplying our territories during the three months ended March 31, 2021, we recognized €199.8 million of revenues from direct COVID-19 vaccine sales. The share of gross profit that Pfizer, as collaboration partner, has earned based on these sales is recognized as cost of sales.

Based on COVID-19 vaccine sales in the collaboration partners’ territories, we are eligible to receive a share of their respective gross profit, which represents a net figure and is recognized as collaboration revenues during the commercial phase together with sales milestones that are recorded once the underlying thresholds are met. During the three months ended March 31, 2021, €1,504.7 million gross profit share and €247.2 million sales milestones have been recognized. In order to determine our share of collaboration partner’s gross profits, we used certain information from the collaboration partners, including revenues from the sale of products, some of which is based on preliminary data shared between the partners and might vary once final data is available.

Cost of Sales

The following table summarizes our cost of sales for the periods indicated:

	Three months ended March 31,		Change
(in millions)	2021	2020	€	%
Cost of sales
Cost of sales related to COVID-19 vaccine revenues	€223.2	-	€223.2	-
Cost related to other sales	9.9	5.9	4.0	68
Total cost of sales	€233.1	€5.9	€227.2	3,851

From the three months ended March 31, 2020 to the three months ended March 31, 2021, our cost of sales increased by €227.2 million from €5.9 million to €233.1 million, mainly due to recognizing cost of sales from our COVID-19 vaccine sales which included Pfizer’s share of gross profit earned by us in transactions, where we are the principal.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended March 31,		Change
(in millions)	2021	2020	€	%
Research and development expenses
Purchased services	€141.9	€18.4	€123.5	671
Wages, benefits and social security expense	47.5	27.1	20.4	75
Laboratory supplies	11.4	8.2	3.2	39
Depreciation and amortization	7.5	7.1	0.4	6
Other	7.9	4.3	3.6	84
Total research and development expenses	€216.2	€65.1	€151.1	232

From the three months ended March 31, 2020 to the three months ended March 31, 2021, our research and development expenses increased by €151.1 million or 232% from €65.1 million to €216.2 million, mainly due to an increase in research and development expenses from our BNT162 program, recorded as purchased services with respect to those expenses, which are initially incurred by Pfizer and subsequently charged to us under our collaboration agreement with Pfizer. The increase was further driven by an increase in wages, benefits and social security expenses from due to increases in headcounts and recognizing expenses incurred under the new share-based-payment arrangements.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three months ended March 31,		Change
(in millions)	2021	2020	€	%
General and administrative expenses
Wages, benefits and social security expense	€14.3	€6.5	€7.8	120
Purchased services	12.0	4.2	7.8	186
Insurance premiums	4.3	0.8	3.5	438
IT and office equipment	2.6	1.3	1.3	100
Other	5.7	3.0	2.7	90
Total general and administrative expenses	€38.9	€15.8	€23.1	146

From the three months ended March 31, 2020 to the three months ended March 31, 2021, our general and administrative expenses increased by €23.1 million or 146% from €15.8 million to €38.9 million, mainly due to an increase in expenses for purchased management consulting and legal services, an increase in wages, benefits and social security expenses from increasing headcounts and recognizing expenses incurred under the new share-based-payment arrangements as well as higher insurance premiums.

Other Operating Income / Expenses

The following table summarizes our other result, including other operating income and expenses, for the periods indicated:

	Three months ended March 31,		Change
(in millions)	2021	2020	€	%
Other result
Government grants	€67.9	-	€67.9	-
Foreign exchange differences, net	40.7	-	40.7	-
Other	2.7	0.4	2.3	575
Other operating income	111.3	0.4	110.9	27,725
Other operating expenses	(0.6)	(0.1)	(0.5)	500
Total other result	€110.7	€0.3	€110.4	36,800

From the three months ended March 31, 2020 to the three months ended March 31, 2021, our total other result increased by €110.4 million from €0.3 million to €110.7 million, mainly due recording other operating income from government grants for which we became eligible as part of an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program. Foreign exchange differences related to operating activities on a cumulative basis are either shown as other operating income or expenses and reflect trade receivables and trade payables denominated in U.S. dollar which were mainly recorded under our COVID-19 collaboration with Pfizer.

Finance Income / Expenses

The following table summarizes our finance result for the periods indicated:

	Three months ended March 31,		Change
(in millions)	2021	2020	€	%
Finance result
Foreign exchange differences, net	€24.5	€6.0	€18.5	308
Interest income	0.3	0.4	(0.1)	(25)
Finance income	24.8	6.4	18.4	288
Fair value adjustments of financial instruments measured at fair value	(41.5)	-	(41.5)	-
Amortization of financial instruments	(2.5)	(0.1)	(2.4)	2,400
Finance expenses	(44.0)	(0.1)	(43.9)	43,900
Interest expenses related to lease liabilities	(0.7)	(0.4)	(0.3)	75
Total finance result	€(19.9)	€5.9	€(25.8)	(437)

From the three months ended March 31, 2020 to the three months ended March 31, 2021, our total financial result decreased by €25.8 million from a positive financial result of €5.9 million to a negative financial result of €19.9 million, mainly due increased expenses arising from fair value measurement adjustments of the derivative embedded within the convertible note. Foreign exchange differences not related to operating activities on a cumulative basis are either shown as finance income or expenses and increased due to higher balances in U.S. dollar bank accounts and the weakening of the U.S. dollar when compared to the Euro.

Income Taxes

For the three months ended March 31, 2021, income taxes are calculated based on the best estimate of the weighted average annual income tax rates expected for the full financial year (estimated annual effective income tax rate) on ordinary income before tax plus the tax effect of any discrete items. Our effective income tax rate was 31.3% for the three months ended March 31, 2021. Income taxes were recognized with respect to the German tax group and BioNTech Manufacturing Marburg GmbH. For the German tax group, the estimated annual effective income tax rate anticipates the full use of the tax loss carry forwards resulting in an expense of the deferred tax assets over the fiscal year 2021. Consequently, during the three months ended March 31, 2021, a proportionate amount of the deferred tax assets related to the tax loss carryforward was utilized. As of March 31, 2021, we continue to maintain a valuation allowance against deferred tax assets of our U.S. tax group as there is not sufficient probability in terms of IAS 12 that there will be future taxable profits available against which the unused tax losses and temporary differences can be utilized.

During the three months ended March 31, 2020, we had accumulated tax losses with respect to corporate tax and trade tax. Deferred tax assets on tax losses had not been capitalized as there was not sufficient probability in terms of IAS 12 that there would be future taxable profits available against which the unused tax losses could be utilized. The accumulated tax losses related to Germany and the United States. There was no expiration date for any of the accumulated tax losses under German or U.S. tax law.

Related Party Transactions

Related party transactions that occurred during the three months ended March 31, 2021 and 2020 are explained in Note 10 to the unaudited interim condensed consolidated financial statements.

Critical Accounting Policies and Use of Estimates

Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2021 have been prepared in accordance with IFRS, as issued by the IASB.

The preparation of the unaudited interim condensed consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions by the management that affect the value of assets and liabilities as reported on the balance sheet date, and revenues and expenses arising during the respective reporting period. As described in Item 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2020 as well as the Note 3 to our audited consolidated financial statements included in that Annual Report, the area where our management needed to apply judgment the most relates to the recognition of revenues. This includes but is not limited to determining commercial revenues under our collaboration agreement with Pfizer which is recognized based on the collaboration partners’ gross profit from COVID-19 vaccine sales where we used certain information from the collaboration partner, including revenues from the sale of products, some of which is based on preliminary data shared between the partners. These estimated figures may change in future periods as we receive final data from our collaboration partner. Those changes in our share of the collaboration partner’s gross profit are recognized prospectively as change in estimates.

Further areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of the useful lives of non-current assets, establishing the fair value of intangibles and derivatives, the formation of provisions, as well as income taxes. We base our assumptions and estimates on parameters available when the unaudited interim condensed consolidated financial statements are prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F as of and for the year ended December 31, 2020 as well as Note 2.3 to our audited consolidated financial statements included in that Annual Report include those related to revenue recognition, research and development expenses, share-based compensation, fair value measurement of share-based awards as well as taxes. Actual results in the areas related to critical accounting estimates could differ from management’s estimates.

Liquidity and Capital Resources

Overview

Historically we have funded our operations primarily from private placements of our ordinary shares, issuance of ordinary shares in connection with our initial public offering in 2019 and our global offering in 2020, generation of proceeds under our collaboration agreements, secured bank loans and issuance of a convertible note. Since December 2020, our COVID-19 vaccine has been authorized or approved for emergency or temporary use or granted conditional marketing authorization in over 70 countries worldwide. Consequently, we have progressed from recognizing revenues primarily from research and development activities to recognizing our first revenues from commercial sales, which will now be used to finance our operations. We intend to invest the proceeds we generate from sales of our COVID-19 vaccine to accelerate the maturation of our oncology and infectious disease pipeline and the expansion into additional therapeutic areas, such as autoimmunity, allergy, regenerative medicine and inflammatory diseases. As of March 31, 2021, we had cash and cash equivalents of €891.5 million.

Cash and cash equivalents are invested in accordance with our investment policy, primarily with a focus on liquidity and capital preservation, and consist primarily of cash in banks and on hand and short-term deposits with an original maturity of three months or less, which are stated at fair value.

We maintain two secured loans with Deutsche Bank AG, or Deutsche Bank, to finance the buildouts of our JPT Peptide Technologies GmbH facility and Innovative Manufacturing Services GmbH facility. Our €10.0 million secured credit facility, entered into with Deutsche Bank by our subsidiary BioNTech Innovative Manufacturing Services GmbH, bears interest at a rate of 2.15% and matures on December 30, 2027. The loan is repayable in equal quarterly installments of €0.3 million commencing on June 30, 2020. As of March 31, 2021, the full amount under this facility is drawn down and the first four scheduled repayments have occurred. Our €9.5 million secured credit facility, entered into with Deutsche Bank by our subsidiary JPT Peptide Technologies GmbH, bears interest at a rate of 2.08% and matures on September 30, 2028. The loan is repayable by quarterly installments of €0.3 million commencing on September 30, 2020. As of March 31, 2021, the full amount under this facility is drawn down and the first three scheduled repayments have occurred. Each of these facilities is secured by liens over our property.

In December 2019, we signed a financing arrangement with the European Investment Bank, or the EIB, to partially support the implementation of certain technical aspects of our investment in the development of patient-tailored therapeutic vaccines for cancer in Germany, or the Investment. Under this arrangement, the EIB has agreed to provide us with a credit in an amount of up to €50.0 million to partially finance the Investment, provided that the amount of credit does not exceed 50% of the cost of the Investment. The credit consists of (i) a term loan in the amount of €25.0 million that may be drawn in a single tranche upon the achievement of certain milestone events, not all of which have been achieved (Credit A), and (ii) a term loan in the amount of €25.0 million that may be drawn in a maximum of four tranches each of which must be for a minimum of €5.0 million or the balance of the remaining facility (Credit B). Tranches under Credit B may only be drawn after Credit A has been drawn down and upon the achievement of certain milestone events. Each tranche under Credit A and Credit B must be repaid within six years from the date on which the tranche is disbursed to us. The financing arrangement is to be secured by way of liens over certain of our property. As of March 31, 2021, there has been no draw down.

In June 2020, we entered into an agreement with the EIB for a €100.0 million credit facility to partially support the development of BNT162 and fund expansion of our manufacturing capacity to provide worldwide supply of BNT162 in response to the COVID-19 pandemic. Under this arrangement, the EIB agreed to provide us with a credit in an amount up to €100.0 million to partially finance such development and expansion. The credit consists of (i) a term loan in the amount of €50.0 million that may be drawn in a single tranche upon the achievement of certain milestone events (Credit A), and (ii) a term loan in the amount of €50.0 million that may be drawn in a single tranche (Credit B). Credit B may only be drawn after Credit A has been drawn down and upon the achievement of certain milestone events. The financing arrangement is to be secured by way of liens over certain of our property. As of March 31, 2021, €50.0 million from Credit A have been drawn down. Interest is payable on the outstanding balance of Credit A at the cash interest fixed rate of 1% per annum quarterly in arrears, plus deferred interest at fixed rate of 2.5% per annum. The nominal amount must be repaid on December 21, 2026.

On July 27, 2020, we offered 5,500,000 ADSs each representing one of our ordinary shares, in a public, underwritten offering on the Nasdaq Global Select Market at a public offering price of $93.00 per ADS, or the Underwritten Offering. On August 27, 2020, following the Underwritten Offering, we issued 16,124 ADSs each representing one of our ordinary shares, in a rights offering at the same public offering price of $93.00 per ADS, or the Rights Offering. The Underwritten Offering and the Rights Offering are part of a single, global offering which we refer to as the Global Offering. The gross proceeds of the Global Offering were $513.0 million (€436.3 million).

A fund associated with Temasek Capital Management Pte. Ltd., or Temasek, and another accredited investor participated in a private investment which we refer to as the June 2020 Private Placement. The private placement includes an investment in a four-year mandatory convertible note and an investment in ordinary shares. The €100.0 million four-year mandatory convertible note has a coupon of 4.5% per annum and a conversion premium of 20% above the reference price.

In September 2020, we became eligible to receive up to €375.0 million in funding from an initiative by the German Federal Ministry of Education (Bundesministerium für Bildung und Forschung, or the BMBF) to support our COVID-19 vaccine program, BNT162. The BMBF funding was granted to accelerate our vaccine development and to upscale manufacturing capabilities in Germany. The funding will also compensate further costs that incur since the COVID-19 vaccine continues to be tested in clinical trials and because study participants will continue to be followed for two years to continue evaluating safety and efficacy.

In November 2020, we entered into a sales agreement, or the Sales Agreement, with Jefferies LLC and SVB Leerink LLC, as sales agents, to establish an at-the-market offering program, pursuant to which we may sell, from time to time, ADSs representing ordinary shares for aggregate gross proceeds of up to $500.0 million. During the year ended December 31, 2020, we sold 735,490 ADSs, each representing one of our ordinary shares and previously held in treasury, under the Sales Agreement for aggregate gross proceeds of $92.9 million (€76.5 million). As of March 31, 2020, the remaining capacity under the Sales Agreement is $407.1 million.

Cash Flow

The following table summarizes the primary sources and uses of cash for each period presented:

	Three months ended March 31,
(in millions)	2021	2020
Net cash flows from (used in):
Operating activities	€(311.3)	€(54.7)
Investing activities	(28.3)	(14.9)
Financing activities	(4.5)	2.0
Total cash outflow	€(344.1)	€(67.6)

Operating Activities

We derive cash flows from operations primarily from collaborations, the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we have experienced negative cash flows from operating activities as we have invested in the development of our technologies and manufacturing capabilities, as well as in our clinical and preclinical development of our product candidates. During the three months ended March 31, 2021, our cash flows from operating activities remained negative as the settlement of trade and other receivables from our COVID-19 collaboration with Pfizer is dependent upon their quarterly financial reporting cycle. As Pfizer’s fiscal quarter for subsidiaries outside the United States differ from ours, it creates a time lag between the recognition of revenues and payment receipt. Therefore, certain trade and other receivables are outstanding as they relate to gross profit shared from COVID-19 vaccine sales in territories outside the United States.

Net cash used in operating activities for the three months ended March 31, 2021 was €311.3 million, comprising a profit before tax of €1,642.3 million, negative non-cash adjustments of €24.2 million, and a net negative change in assets and liabilities of €1,927.8 million. Non-cash items primarily included movements in government grant, depreciation and amortization as well as share-based compensation expenses and non-cash effective finance expenses. The net negative change in assets and liabilities was primarily due to an increase in trade and other receivables related to our COVID-19 collaboration with Pfizer.

Net cash used in operating activities for the three months ended March 31, 2020 was €54.7 million, comprising a loss before tax of €53.4 million, positive non-cash adjustments of €16.9 million, and a net negative change in assets and liabilities of €17.8 million. Non-cash items primarily included depreciation and amortization as well as share-based compensation expenses. The net negative change in assets and liabilities was primarily due to a decrease in contract liabilities.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2021 was €28.3 million, of which €21.7 million was attributable to the purchase of property, plant and equipment.

Net cash used in investing activities for the three months ended March 31, 2020 was €14.9 million, of which €6.5 million were attributable to the acquisition of assets, employees and proprietary know-how of Lipocalyx GmbH and its related parties based in Halle, Germany.

Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from bank loans and payments of lease liabilities.

During the three months ended March 31, 2021, we used cash from financing activities of €4.5 million mainly including payments made related to lease liabilities in the amount of €3.8 million.

During the three months ended March 31, 2020, we generated cash from financing activities of €2.0 million as €2.9 million proceeds from loans and borrowings were received.

Operation and Funding Requirements

Historically, we have incurred significant losses and negative cash flows from operations due to our significant research and development expenses and our investment in our manufacturing capabilities. As of December 31, 2020, our accumulated losses amounted to €409.6 million. Those have been compensated by the profit generated during the three months ended March 31, 2021.

We expect to continue to incur significant and increasing operating expenses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we and our collaborators:

•	continue or expand our research or development of our programs in preclinical development;
•	continue or expand the scope of our clinical trials for our product candidates;
•	initiate additional preclinical, clinical, or other trials for our product candidates, including under our collaboration agreements;
•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;
•	change or increase our manufacturing capacity or capability;
•	change or add additional suppliers;
•

add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as a public company and our product development and commercialization efforts, including expansion of sites in Germany and new sites in the United States, and potentially others globally;

•	attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates;
•	develop our sales, marketing, and distribution infrastructure for our COVID-19 vaccine and any other products for which we may obtain marketing approval or emergency use authorization;
•	seek to identify and validate additional product candidates;
•	acquire or in-license other product candidates and technologies;
•	make milestone or other payments under any in-license agreements;
•	maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•	experience any delays or encounter issues with any of the above.

We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials, clinical and commercial supply manufacturing, with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs, who manufacture our product candidates and products and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces. Purchase obligations under our agreements to the extent that they are quantifiable and not cancelable have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow within the remaining months in 2021 is related to CMO purchase obligations amounting to €292.3 million and lease payments amounting to €14.1 million. Further, we have purchase obligations with an amount of €101.4 million for the year 2022 and lease payment obligations of €103.4 million for the years 2022 and beyond.

We are subject to all of the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

Our future funding requirements, both near and long term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs, and results of preclinical or nonclinical studies and clinical trials for our product candidates;
•	the amount and timing of revenues and associated costs from sales of our COVID-19 vaccine;
•	the results of research and our other platform activities;
•	the clinical development plans we establish for our product candidates;
•	the terms of any agreements with our current or future collaborators, and the achievement of any milestone payments under such agreements to be paid to us or our collaborators;
•	the number and characteristics of product candidates that we develop or may in-license;
•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable regulatory authorities;
•

the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement, misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;

•	the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
•	the cost and timing of completion and further expansion of clinical and commercial scale manufacturing activities sufficient to support all of our current and future programs; and
•

the cost of establishing sales, marketing, and distribution capabilities for any product candidates for which we may receive marketing approval and reimbursement in regions where we choose to commercialize our products on our own.

Risk Factors

Our business is subject to various risks. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 30, 2021. If any of those risks in our Annual

Report are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. Additionally, risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and/or prospects.

Disclaimer

Forward-Looking Statements

This quarterly report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: our expected revenues and net profit related to sales of our COVID-19 vaccine, referred to as COMIRNATY® in the European Union as authorized for use under conditional marketing approval, in territories controlled by our collaboration partners, particularly for those figures that are derived from preliminary estimates provided by our partners; our pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after our initial sales to national governments; the extent to which a COVID-19 vaccine continues to be necessary in the future; competition from other COVID-19 vaccines or related to our other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the rate and degree of market acceptance of our COVID-19 vaccine and our investigational medicines, if approved; the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs; the timing of and our ability to obtain and maintain regulatory approval for our product candidates; our ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines; the impact of the COVID-19 pandemic on our development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for personal injury or death arising from the use of our COVID-19 vaccine and other products and product candidates developed or manufactured by us; our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing; our ability to identify, recruit and retain key personnel; our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection; the development of and projections relating to our competitors or our industry; our ability and that of our collaborators to commercialize and market our product candidates, if approved, including our COVID-19 vaccine; the amount of and our ability to use net operating losses and research and development credits to offset future taxable income; our ability to manage our development and expansion; regulatory developments in the United States and foreign countries; our ability to effectively scale our production capabilities and manufacture our products, including our target COVID-19 vaccine production levels, and our product candidates; our ability to implement, maintain and improve effective internal controls; our plans for expansion in southeast Asia and China, including our planned regional headquarters and manufacturing facility in Singapore as well as the JV with Fosun Pharma; and other factors not known to us at this time. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this quarterly report are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in this quarterly report and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this quarterly report in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer.

For more information, please visit www.BioNTech.de